September 3, 2010

Via EDGAR Submission

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	MEDNAX, Inc.
File No. 001-1211
Form 10-Q for the quarterly period ended June 30, 2010

Dear Mr. Rosenberg:

This letter is in response to the Staff’s comments, set forth in your letter received by telecopy on August 26, 2010 (the “Comment Letter”), addressed to Roger J. Medel, M.D as Chief Executive Officer of MEDNAX, Inc. (the “Company”), relating to the Company’s 10-Q for the quarterly period ended June 30, 2010.

The Staff’s comment is set forth below for ease of reference. In the responses below, references to “we”, “our” and “us” refer to the Company.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Management Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 12

1. Refer to your discussion of healthcare reform legislation and the 23% reduction in the Medicare fee schedule. Please disclose the dollar amount or percentage of your revenues attributable to Medicare. Also, disclose the expected effects of the legislation and the Medicare fee schedule reduction on your future results of operations and cash flows.

We did not include any quantitative information related to the potential impact from the scheduled Medicare fee reduction because our net patient service revenue attributable to Medicare or based on current Medicare rates is immaterial. Accordingly, if the scheduled fee reduction were to go into effect at this time, the impact on our results of operations and cash flows would be immaterial, both on a pre-tax and after-tax basis. In the event that the potential impact from a Medicare fee reduction, if any, becomes material to us in the future, we will include the requested information in applicable future filings.

Additionally, since 2002, the formula for adjusting physician payment rates has called for reductions. Congress has consistently deferred or reversed these scheduled fee reductions every year through and including the fee reduction that became effective in June 2010.

We will update our disclosures related to healthcare reform legislation as it continues to be implemented and as more information becomes available.

* * * *

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

Mr. Jim B. Rosenberg

September 3, 2010

—	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at 954-384-0175, extension 5083, or alternatively, at the address provided elsewhere in this letter, with a copy to Thomas W. Hawkins, the Company’s general counsel, at the same address.

Sincerely,

/s/ Vivian Lopez-Blanco
Vivian Lopez-Blanco
Chief Financial Officer

cc:	Tabatha Atkins (SEC)
Gus Rodriguez (SEC) Thomas W. Hawkins